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                                    EXHIBIT A

                  The reporting person owns 1,000,000 shares of Series A-2 Preferred Stock (the "Series A-2 Preferred Stock") which shares are convertible into Common Stock of Issuer based upon a conversion ratio that ranges from .60 when the Market Price of the Common Stock is $30.00 and above to .78 when the Market Price of the Common Stock is less than $22.00 (with no conversion permitted if the Market Price of the Common Stock is less than $10.00). The Market Price is determined based on the average closing price for a period, immediately prior to conversion, of consecutive days which includes 20 days on which the Common Stock was traded.

                  Based on the Market Price calculated as of December 31, 1996 the 1,000,0000 shares of Series A-2 Preferred Stock were convertible into 780,000 shares of Common Stock on such date. The reporting person has been informed by the Issuer that as at December 31, 1996 the number of outstanding shares of Common Stock was 13,258,091. The calculation in Item 4(b) is based on the number of shares of Common Stock outstanding as at December 31, 1996 and the Market Price as of such date.

                  Additionally, there is an agreement between Merrill Lynch and Co., Montgomery Securities, as representative of the several underwriters, and the reporting person, dated November 12, 1996, restricting the reporting person's ability to sell its Series A-2 Preferred Stock or Common Stock for a period of 180 days.


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